ADDENDUM TO CONTRACT
Investment Advisory Contract

Contract dated August 26, 2010, between the Sector Allocation Model Fund Series of Institutional Investor Trust and Institutional Investor Advisers, Inc. (IIA) setting forth the terms under which IIA will serve as Investment Adviser for the Series.

It is agreed that the contract shall be extended from January 1, 2015 through December 31, 2015 All other terms and conditions of the original contract shall remain the same.

AGREED:

Institutional Investor Trust Sector Allocation Model Fund Series	Institutional Investor Advisers, Inc.
/s/ Marc Hanson	/s/ Roland G. Caldwell, Jr.
By: Marc Hanson Secretary	Roland G. Caldwell, Jr. President
October 22nd, 2014	October 22nd, 2014
Date	Date